United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 000-29103

ST ASSEMBLY TEST SERVICES LTD

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓          Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No  ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ST Assembly Test Services Ltd

By: /s/ Tan Lay Koon

Name : Tan Lay Koon Title : President & Chief Executive Officer Date : June 16, 2004

ST ASSEMBLY TEST SERVICES LTD (STATS)

Notice of Director’s Or Officer’s Change in Interest in STATS Securities

Name of Director or Officer	: William J. Meder
Date of notice to STATS	: 16 June 2004
Date of change of shareholding	: 4 March 2004
Name of registered holder	: William J. Meder
Circumstances giving rise to change	: Sale
Number of ordinary shares of the change	: 2,000
Percentage of issued share capital*	: 0%
Consideration per share	: US$10.74

Summary Table	Before Change		After Change
Number of ordinary shares	2,000	**	0
Percentage of issued share capital*	0%		0%

*	Based on 1,076,740,610 ordinary shares of par value S$0.25 each as of 4 March 2004.

**	2,000 ordinary shares is equivalent to 200 American Depositary Shares (“ADSs”) as one ADS represents 10 ordinary shares. Shares are held in the form of ADSs.

Information declared by:-

/s/ William J. Meder

Name: William J. Meder

Designation: Director

Date: 16 June 2004